Room 4561
January 13, 2006

Mr. Kevin B. Rollins
President and Chief Executive Officer
Dell Inc.
One Dell Way
Round Rock, TX  78682

      Re:	Dell Inc.
      Form 10-K for Fiscal Year Ended January 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      April 29, 2005 and July 29, 2005 and October 28, 2005
      Forms 8-K dated October 31, 2005 and November 10, 2005
		File No. 0-17017

Dear Mr. Rollins,

      We have reviewed your response dated October 14, 2005 and the above referenced filings and have the additional following comments.
Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Non-GAAP Measures

Form 8-K dated November 10, 2005

1. We note the extensive use of non-GAAP measures in your Form 8-K dated November 10, 2005. Tell us how you have considered the guidance in Regulation G and the Frequently Asked Questions
Regarding
the use of Non-GAAP Financial Measures. In your response, please address the following:

* Your press release appears to include several non-GAAP measures, including non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income taxes, non-GAAP net income, and non-GAAP earnings per share.
Tell us why you believe you have complied with the reconciliation requirements under Regulation G which requires you to provide reconciliations for all non-GAAP measures presented.

* We also note that your disclosures of Days Supply in Inventory and
Days in Accounts Payable are calculated excluding these charges and are also considered non-GAAP measures. Refer to Item 101(a)(1) of Regulation G. Tell us why you believe you have complied with the reconciliation requirement and presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP.

* Tell us whether you consider the items you are excluding to be non-
recurring, infrequent or unusual and whether the charges are such that they are reasonably likely to recur within two years or there
were similar charges within the prior two years.   If you believe
these items are recurring, demonstrate the usefulness of each Non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.
Tell us how your disclosures comply with the disclosure requirements set forth in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures and each item of adjustment.

* You indicate in your disclosures that the adjustments are made with the intent of providing a "more complete understanding of the underlying operations results and trends and Dell`s marketplace performance" and that they "provide a basis for which meaningful year-over-year operating performance comparisons can be made". Further explain why you believe it is appropriate to eliminate these charges, particularly where they directly impact your operating performance. Explain why you believe these measures provide useful information to investors. Clarify how you use these non-GAAP measures, the economic substance behind your decision to use such measures, the material limitations associated with these measures and how you compensate for those limitations.

* Because of your extensive use of non-GAAP measures in this press release, it is unclear whether your reference to expected fourth quarter earnings per share is based on GAAP or non-GAAP earnings. If it is based on non-GAAP earnings, please address the above comments associated with this non-GAAP measure as well. Refer to Item 101(a)(1) of Regulation G.
* Similarly address the above comments associated with the Non-GAAP measure in your October 31, 2005 Form 8-K.

To the extent your non-GAAP measures exclude items which are considered recurring in nature, you must meet the burden of demonstrating the usefulness of the measures and clearly disclose why the non-GAAP measures are useful when these items are excluded.
To
do so requires meaningful, substantive disclosure which addresses, for each measure presented, the disclosures identified in Question 8 of the FAQ.

October 31, 2005 Form 10-Q

2. We also note extensive use of non-GAAP financial measures in your
Form 10-Q for the quarter ended October 28, 2005, including non-GAAP operating income, non GAAP earnings per share, non-GAP gross margin percentages, non-GAAP selling, general and administrative expenses, non-GAAP Days Supply in Inventory and non-GAAP Days in Accounts Payable. Tell us how you have complied with the requirements of Item
10(e)(i) and (ii) of Regulation S-K for each non-GAAP measure and each item of adjustment.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


      You may contact Lisa Mitrovich, Assistant Chief Accountant, at
(202) 551-3453, or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Kevin B Rollins
Dell Inc.
January 13, 2005
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